Exhibit 99.1

WORK MEDICAL TECHNOLOGY GROUP LTD
(an exempted company with limited liability incorporated in the Cayman Islands)

(Nasdaq: WOK)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of the holders (each a “Shareholder”, and, collectively, the “Shareholders”) of the Class A ordinary shares and Class B ordinary shares (collectively, the “Ordinary Shares”) of WORK Medical Technology Group LTD (the “Company”) will be held on November 7, 2025, at 9:30 a.m. Eastern Time, at Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, China, with the ability given to the Shareholders to attend virtually at http://www.virtualshareholdermeeting.com/WOK2025SM2, which will be conducted via live audio webcast.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Meeting or any adjournment thereof in person or at http://www.virtualshareholdermeeting.com/WOK2025SM2 in real time. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests, but will not be able to participate in or vote at the Meeting.

Capitalized terms not otherwise defined here have the meaning given to them in the Company’s current amended and restated memorandum and articles of association.

The Meeting and any or all adjournments thereof will be held for the Shareholders to consider and, if thought fit, pass the following resolutions:

1.	It is resolved, as an ordinary resolution, that, with immediate effect, the authorized share capital of the Company be increased from US$10,000,000 divided into 160,000,000 Class A ordinary shares of par value US$0.05 each and 40,000,000 Class B ordinary shares of par value US$0.05 each to US$100,000,000 divided into 1,600,000,000 Class A ordinary shares of par value US$0.05 each and 400,000,000 Class B ordinary shares of par value US$0.05 each (the “Share Capital Increase”).

2.	It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Increase.

3.	It is resolved, as an ordinary resolution, that:

A. the share consolidation and share capital increase effected by the Company’s board of directors (the “Board”) on September 29, 2025 in accordance with the authorizing ordinary resolutions passed by shareholders at the Company’s extraordinary general meeting held on September 12, 2025 (the “September Authorizing Resolutions”), pursuant to which the Company’s authorized share capital was consolidated and increased from US$250,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0005 each and 100,000,000 Class B ordinary shares of par value US$0.0005 each to US$10,000,000 divided into 160,000,000 Class A ordinary shares of US$0.05 per share and 40,000,000 Class B ordinary shares of US$0.05 per share, is approved, confirmed, and ratified;

B. any further or residual authority provided by the September Authorizing Resolutions authorizing the Company to undertake further share consolidations is hereby revoked;

C. conditional upon the approval of the Board in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(1)	all of the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times during a period of up to three (3) years from the date of the Extraordinary General Meeting of the shareholders of the Company held on November 7, 2025 (the “Meeting”), at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Share Consolidations,” and each, a “Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(2)	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(3)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation(s), be and is hereby approved, such amendment to be determined by the Board in its sole discretion;

D. any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

4.	It is resolved, as a special resolution, that subject to and immediately following a Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the relevant Share Consolidation.

5.	It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The foregoing items of business are further described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board”) unanimously recommends that the Shareholders vote “FOR” each item.

The Board has fixed the close of business on October 15, 2025 as the record date (the “Record Date”) for determining the Shareholders entitled to receive notice of, attend and to vote at the Meeting or any adjournment thereof. Only Shareholders of the Ordinary Shares of the Company on the Record Date are entitled to receive notice of, attend and vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, as well as the Company’s latest annual report, which was filed with the U.S. Securities and Exchange Commission on February 14, 2025, on the Company’s website at www.workmedtech.com.

A Shareholder who is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of that Shareholder. Such proxyholder need not be a member. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this notice and (i) submit it online at www.proxyvote.com, or (ii) mail it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. For the avoidance of doubt, the proxy need not be a Shareholder of the Company.

By Order of the Board of Directors,

/s/ Shuang Wu
Shuang Wu
Chairman of the Board of Directors

Zhejiang Province, China

October 21, 2025

WORK MEDICAL TECHNOLOGY GROUP LTD
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
November 7, 2025
9:30 a.m., EST

PROXY STATEMENT

The board of directors (the “Board”) of WORK Medical Technology Group LTD (the “Company”) is soliciting proxies for the extraordinary general meeting (the “Meeting”) of the holders (each a “Shareholder”, and, collectively, the “Shareholders”) of the Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Ordinary Shares”) to be held on November 7, 2025, at 9:30 a.m. Eastern Time. The Company will hold the Meeting at Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, China, with the ability given to Shareholders to attend virtually at http://www.virtualshareholdermeeting.com/WOK2025SM2, which will be conducted via live audio webcast.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Meeting or any adjournment thereof in person or at http://www.virtualshareholdermeeting.com/WOK2025SM2 in real time. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests, but will not be able to participate in or vote at the Meeting.

Only Shareholders of record at the close of business on October 15, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more shareholders holding Ordinary Shares that represent not less than one-third of the outstanding Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such Shareholder’s behalf. A proxy need not be a Shareholder of the Company. Shareholders of the Ordinary Shares shall vote together as one class on the resolutions submitted to a vote at the Meeting. Each Class B ordinary share shall entitle the Shareholders thereof to twenty (20) votes on all matters subject to vote at the Meeting, and each Class A ordinary share shall entitle the Shareholder thereof to one (1) vote on all matters subject to vote at the Meeting.

Capitalized terms not otherwise defined here have the meaning given to them in the Company’s current amended and restated memorandum and articles of association.

PROPOSALS TO BE VOTED ON

1.	Approval of a share capital increase

2.	Approval of the Company’s adoption of an amended and restated memorandum and articles of association, conditional upon the approval of the proposed share capital increase, to reflect the share capital increase

3.	Ratification of a share consolidation and a share capital increase, and approval of one or more additional share consolidations, subject to the determination of the consolidation ratio and timing by the Board

4.	Approval of the Company’s adoption of an amended and restated memorandum of association, conditional upon the approval of the proposed share consolidation, to reflect the relevant share consolidation upon its effectiveness

5.	Approval of any adjournment of the Meeting, if necessary

The Board recommends a vote “FOR” each proposal.

VOTING PROCEDURE FOR SHAREHOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so in person or online at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in this proxy statement and (i) submit it online at www.proxyvote.com, or (ii) mail it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules, which permit companies to make available their annual report to shareholders on the company’s website. The Company’s annual report for the year ended September 30, 2024 (the “2024 Annual Report”) was filed with the U.S. Securities and Exchange Commission on February 14, 2025 and made available to the Company’s Shareholders at www.workmedtech.com. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to its Shareholders. You may obtain a copy of the 2024 Annual Report by visiting the “Annual Report” heading under the “Investor Relations” section of the Company’s website at www.workmedtech.com. If you want to receive a paper or electronic copy of the Company’s 2024 Annual Report, you may request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@workmedtech.com.

PROPOSAL NO. 1

APPROVAL OF A SHARE CAPITAL INCREASE

The Company proposes, and the Board deems it advisable and recommends that our Shareholders approve the following Ordinary Resolution:

“It is resolved, as an ordinary resolution, that, with immediate effect, the authorized share capital of the Company be increased from US$10,000,000 divided into 160,000,000 Class A ordinary shares of par value US$0.05 each and 40,000,000 Class B ordinary shares of par value US$0.05 each to US$100,000,000 divided into 1,600,000,000 Class A ordinary shares of par value US$0.05 each and 400,000,000 Class B ordinary shares of par value US$0.05 each (the “Share Capital Increase”).”

Vote Required to Approve Proposal No. 1

Proposal No. 1 will be approved if a majority of the total votes duly cast in person or by proxy at the Meeting are “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD RECOMMENDS
A VOTE FOR
THE APPROVAL OF A SHARE CAPITAL INCREASE.

PROPOSAL NO. 2

APPROVAL OF THE COMPANY’S ADOPTION OF AN AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION, CONDITIONAL UPON THE APPROVAL OF THE PROPOSED SHARE CAPITAL INCREASE,
TO REFLECT THE SHARE CAPITAL INCREASE

The Company proposes, and the Board deems it advisable and recommends that our Shareholders approve the following Special Resolution:

“It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Increase.”

Vote Required to Approve Proposal No. 2

Proposal No. 2 will be approved if a majority of at least two-thirds of the total votes duly cast in person or by proxy at the Meeting are “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD RECOMMENDS
A VOTE FOR
THE APPROVAL OF THE COMPANY’S ADOPTION OF AN AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION, CONDITIONAL UPON THE APPROVAL OF THE PROPOSED SHARE CAPITAL INCREASE,
TO REFLECT THE SHARE CAPITAL INCREASE.

PROPOSAL NO. 3

RATIFICATION OF A SHARE CONSOLIDATION AND A SHARE CAPITAL INCREASE, AND APPROVAL OF ONE OR MORE ADDITIONAL SHARE CONSOLIDATIONS, SUBJECT TO THE DETERMINATION OF THE CONSOLIDATION
RATIO AND TIMING BY THE BOARD

Ratification of a Share Consolidation and a Share Capital Increase

On September 12, 2025, at the extraordinary general meeting, the Shareholders passed ordinary resolutions (the “September Authorizing Resolutions”) authorizing the Board to conduct one or more share consolidations as well as a share capital increase, provided that any such share consolidations and share capital increase are implemented in accordance with the terms and limitations set forth in the September Authorizing Resolutions.

On September 29, 2025, in accordance with the September Authorizing Resolutions, the Board passed certain resolutions with respect to a share consolidation and a share capital increase. As a result, all of the authorized, issued, and outstanding shares of the Company were consolidated at the ratio of 100:1, and the Company’s authorized share capital was consolidated and increased from US$250,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0005 each and 100,000,000 Class B ordinary shares of par value US$0.0005 each, to US$10,000,000 divided into 160,000,000 Class A ordinary shares of par value US$0.05 each and 40,000,000 Class B ordinary shares of par value US$0.05 each.

The market effective date of the foregoing share consolidation is October 21, 2025, which was reflected on the Nasdaq marketplace at the opening of business on October 21, 2025, whereupon the Company’s Class A ordinary shares began trading on a post-consolidation basis. As a result of the foregoing share consolidation, as of October 21, 2025, there are approximately 1,035,913 Ordinary Shares issued and outstanding, composed of approximately 959,988 Class A ordinary shares and 75,925 Class B ordinary shares (subject to the adjustment of rounding fractional shares into additional whole shares).

Approval of One or More Additional Share Consolidations

General

The Board believes that it is in the best interest of the Company and is hereby soliciting Shareholder approval for one or more additional share consolidations of the Company’s Ordinary Shares, at a ratio ranging from not less than 2:1 and not greater than 250:1 (each a “Share Consolidation,” and together, the “Share Consolidations”), to be implemented at any one time or multiple times during a period of up to three (3) years from the date of the Meeting. The consolidated shares will have the same rights and be subject to the same restrictions (save as to par value) as the existing Class A ordinary shares and Class B ordinary shares in the capital of the Company as set out in the Company’s articles of association from time to time.

This proposal must be approved by an ordinary resolution which requires the affirmative vote of a simple majority of more than half of the total votes duly cast at the Meeting by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The Share Consolidations are subject to the approval of the Board, which may, in its sole discretion, determine the exact consolidation ratio and effective time, subject to the parameters approved by the Shareholders at the Meeting. The purpose of the Share Consolidations is to ensure the Company’s compliance with Nasdaq Listing Rule 5550(a)(2), which relates to the minimum bid price per share of the Company’s Class A ordinary shares. Any such Share Consolidation must become effective within three (3) years from the date of the Meeting.

When implemented, the Share Consolidations will affect all Shareholders uniformly and have no effect on the proportionate holdings of any individual Shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation

The Company’s Class A ordinary shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “WOK.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A ordinary shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A ordinary shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Class A ordinary shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Company’s Class A ordinary shares. Furthermore, according to Nasdaq Marketplace Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”), if the Class A ordinary shares have a closing bid price of $0.10 or less for ten consecutive trading days during the 180-day period, Nasdaq will determine to delist the Class A ordinary shares.

On April 7, 2025, the Company received a notification letter from Nasdaq stating that its stock had failed to comply with the Minimum Bid Price Rule for 30 consecutive business days. Nasdaq granted the Company an initial compliance period of 180 calendar days to regain compliance. The initial compliance period expired on October 6, 2025. On October 7, 2025, the Company received a follow-up to the notification letter from Nasdaq, granting the Company an additional 180 calendar days, until April 6, 2026, to regain compliance with the Minimum Bid Price Rule.

On October 9, 2025, the Company received a determination letter from Nasdaq notifying the Company that it was not in compliance with the Low Priced Stocks Rule. As a result, the Class A ordinary shares would be delisted from Nasdaq and trading of the Class A ordinary shares would be suspended at the opening of business on October 20, 2025, unless the Company requested an appeal of this determination. Accordingly, the Company requested an appeal of this determination on October 16, 2025, and the delisting has been stayed, pending a final written decision by the Nasdaq Hearings Panel. On October 16, 2025, the Company was notified that a hearing regarding the Company’s appeal will be held on November 11, 2025.

To ensure the Company’s compliance with both the Minimum Bid Price Rule and the Low Priced Stocks Rule, the Board determined that it was in the best interest of the Company to solicit the approval of the Shareholders for one or more Share Consolidations.

In the event the Class A ordinary shares were to be no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to trade its Class A ordinary shares on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board believes that the delisting of the Class A ordinary shares would likely have a negative impact on the liquidity and market price of the Class A ordinary shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A ordinary shares; and (ii) the liquidity and marketability of the Class A ordinary shares. This could reduce the ability of holders of the Class A ordinary shares to purchase or sell Class A ordinary shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers and suppliers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Class A ordinary shares were to no longer be listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A ordinary shares, which may cause the market price of the Class A ordinary shares to decline.

Registration and Trading of our Class A Ordinary Shares

A Share Consolidation will not affect the registration of the Class A ordinary shares or the Company’s obligation to publicly file financial statements and other information with the U.S. Securities and Exchange Commission. When a Share Consolidation is implemented, upon the approval of the Board, the Class A ordinary shares will begin trading on a post-split basis on the effective date determined by the Board. In connection with any Share Consolidation, the CUSIP number of the Class A ordinary shares (which is an identifier used by participants in the securities industry to identify our Class A ordinary shares) will change.

Fractional Shares

No fractional shares will be issued in connection with a Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional share upon a Share Consolidation, the total number of shares (after aggregating all fractional shares that would otherwise be received by a Shareholder) will instead be rounded up to the next whole number of shares.

Authorized Shares

At the time a Share Consolidation is effective, the authorized share capital of the Company will be consolidated at the same ratio.

Street Name Holders of Class A Ordinary Shares

The Company intends that any Share Consolidation will treat Shareholders holding Class A ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as Shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, Shareholders holding Class A ordinary shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by our Shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective date. New certificates will not be mailed to shareholders.

The ordinary resolutions to be considered and voted upon at the Meeting are the following:

“It is resolved, as an ordinary resolution, that:

1. the share consolidation and share capital increase effected by the Company’s board of directors on September 29, 2025 in accordance with the authorizing ordinary resolutions passed by shareholders at the Company’s extraordinary general meeting held on September 12, 2025 (the “September Authorizing Resolutions”), pursuant to which the Company’s authorized share capital was consolidated and increased from US$250,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0005 each and 100,000,000 Class B ordinary shares of par value US$0.0005 each to US$10,000,000 divided into 160,000,000 Class A ordinary shares of US$0.05 per share and 40,000,000 Class B ordinary shares of US$0.05 per share, is approved, confirmed, and ratified;

2. any further or residual authority provided by the September Authorizing Resolutions authorizing the Company to undertake further share consolidations is hereby revoked;

3. conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

A.	all of the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times during a period of up to three (3) years of the date of the Extraordinary General Meeting of the shareholders of the Company held on November 7, 2025 (the “Meeting”), at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Share Consolidations,” and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

B.	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

C.	any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation(s), be and is hereby approved, such amendment to be determined by the Board in its sole discretion;

4. any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.”

Vote Required to Approve Proposal No. 3

Proposal No. 3 will be approved if a majority of the total votes duly cast in person or by proxy at the Meeting are “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD RECOMMENDS
A VOTE FOR
THE RATIFICATION OF A SHARE CONSOLIDATION AND A SHARE CAPITAL INCREASE, AND THE
APPROVAL OF ONE OR MORE ADDITIONAL SHARE CONSOLIDATIONS, SUBJECT TO THE DETERMINATION OF THE CONSOLIDATION
RATIO AND TIMING BY THE BOARD.

PROPOSAL NO. 4

APPROVAL OF THE COMPANY’S ADOPTION OF AN AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION, CONDITIONAL UPON THE APPROVAL OF THE PROPOSED SHARE CONSOLIDATION, TO
REFLECT THE RELEVANT SHARE CONSOLIDATION UPON ITS EFFECTIVENESS

The Company proposes, and the Board deems it advisable and recommends that our Shareholders approve the following Special Resolution:

“It is resolved, as a special resolution, that subject to and immediately following a Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the relevant Share Consolidation.”

Vote Required to Approve Proposal No. 4

Proposal No. 4 will be approved if a majority of at least two-thirds of the total votes duly cast in person or by proxy at the Meeting are “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD RECOMMENDS
A VOTE FOR
THE APPROVAL OF THE COMPANY’S ADOPTION OF AN AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION, CONDITIONAL UPON THE APPROVAL OF THE PROPOSED SHARE CONSOLIDATION, TO REFLECT THE RELEVANT SHARE CONSOLIDATION UPON ITS EFFECTIVENESS.

PROPOSAL NO. 5

APPROVAL OF ANY ADJOURNMENT OF THE MEETING, IF NECESSARY

Proposal No. 5, if adopted, will allow the Board to adjourn the Meeting to a later date or dates, or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals. If Proposal No. 5 is not approved by Shareholders, the Board may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The Company proposes, and the Board deems it advisable and recommends that our Shareholders approve the following Ordinary Resolution:

“It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

Vote Required to Approve Proposal No. 5

Proposal No. 5 will be approved if a majority of the total votes duly cast in person or by proxy at the Meeting are “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD RECOMMENDS
A VOTE FOR
THE APPROVAL OF ANY ADJOURNMENT OF THE MEETING, IF NECESSARY.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors

October 21, 2025	/s/ Shuang Wu
Shuang Wu
Chairman of the Board of Directors